1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 4, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESULTS OF THE ISSUANCE OF THE 2016

SECOND TRANCHE OF SUPER-SHORT-TERM BONDS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 February 2016 in relation to the results of issuance of the 2016 first tranche of super-short-term bonds, the announcement dated 23 June 2015 in relation to the results of issuance of the 2015 second tranche of super-short-term bonds, the announcement dated 16 June 2015 in relation to the results of issuance of the 2015 first tranche of super-short-term bonds, the announcement dated 19 May 2015 in relation to the approval of registration of the issuance of super-short-term bonds, the “Notice of 2013 Annual General Meeting” and the circular of the Company dated 28 March 2014 and the announcement in relation to the resolutions passed at the 2013 annual general meeting of the Company dated 14 May 2014 in relation to, among other things, the “proposal to authorise the Company to carry out domestic and overseas financing activities”, which was considered and approved at the 2013 annual general meeting of the Company. The Company and its subsidiaries have been approved to carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB30 billion.

Pursuant to the approval obtained at the 2013 annual general meeting of the Company and the acceptance of registration notice (Zhongshixiezhu[2015]SCPNo.114) (the “Notice”) issued by the National Association of Financial Market Institutional Investors, the Company was approved to register issuance of super-short-term bonds with an aggregate amount of RMB20 billion. Such registration amount will be valid for a term of 2 years from the date of the Notice, during which period the Company may issue the super-short-term bonds in multiple tranches.

On 3 March 2016, the Company issued the 2016 second tranche of super-short-term bonds pursuant to the above registration amount (the “Issuance”). The amount of the Issuance is RMB4.0 billion and the Company has received such amount by 4 March 2016. The remaining registration amount under the Notice available for super-short-term bonds is RMB7.0 billion.

The details of the results of the Issuance are as follows:

Key terms of the Issuance
Name	2016 Second Tranche of super-short-term bonds of Yanzhou Coal Mining Company Limited	Abbreviation	16YanzhoumeiyeSCP002

Code	011699344	Term	270 days

Value date	4 March 2016	Redemption date	29 November 2016

Proposed issuance amount	RMB 4.0 billion	Actual issuance amount	RMB 4.0 billion

Interest rate	3.29%	Issue price	RMB 100 per unit (each with RMB100 face value)

Bookrunner	Industrial and Commercial Bank of China Limited

Lead underwriters	Industrial and Commercial Bank of China Limited and Bank of China Limited

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

4 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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